Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005
Consolidated earnings (loss)	$176,728	$129,645	$134,916	$(19,153)	$(5,604)
Consolidated fixed charges	135,275	127,638	107,494	90,612	74,473

Ratio of consolidated earnings to fixed charges	1.3x	1.0x	1.3x	N/M	N/M
Deficiency	—	—	—	109,765	80,077

Calculation of consolidated earnings (loss):
Consolidated income (loss) from continuing operations before income tax	$41,453	$2,007	$27,422	$(109,765)	$(80,077)
Consolidated fixed charges	135,275	127,638	107,494	90,612	74,473

Consolidated earnings (loss)	$176,728	$129,645	$134,916	$(19,153)	$(5,604)

Calculation of fixed charges:
Interest expense	$4,235	$6,070	$6,335	$3,791	$3,045
Estimated interest component of rent expense	130,910	121,301	100,692	86,248	70,841
Amortization of debt discounts / premium	—	34	49	191	193
Amortization of capitalized deferred finance costs	130	233	418	382	394
Fixed charges	$135,275	$127,638	$107,494	$90,612	$74,473